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                             May 1, 2024

       Anna Cross
       Group Finance Director
       Barclays PLC
       1 Churchill Place
       London E14 5HP, England

                                                        Re: Barclays PLC
                                                            Form 20-F for for
the fiscal year ended December 31, 2023
                                                            Response dated
April 19, 2024
                                                            File No. 001-09246

       Dear Anna Cross:

              We have reviewed your April 19, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024 letter.

       Form 20-F for the fiscal year ended December 31, 2023

       Financial Review, page 300

   1. We note your proposed revised disclosure clarifies that only the overall net risk of
                                                        Barclays is hedged with
external derivatives and that the structural hedge is a part of the overall risk management
activities which include non-structural hedging and offsetting flows from other risk
management activities. Please tell us in detail and revise your proposed disclosure
related to the impact of the structural hedge on net interest income to clarify if these
amounts are based on the net risk managed with external derivatives or whether the amounts
relate to the gross risk managed internally with the Treasury. If it represents the gross
risk managed internally, please explain to us why you believe this is the relevant metric
considering the guidance in paragraph 6.2.3 of IFRS 9 and considering that the financial
impact of internal hedges is eliminated and therefore this disclosed impact is not reported
in consolidated Group net interest income.
   2. We note your proposed revised disclosure that net structural hedge contributions of
 Anna Cross
Barclays PLC
May 1, 2024
Page 2
           (8,209)m (2022:   (1,544)m) are included in Group net interest
income. Please tell us
         whether these amounts represent the net losses transferred from Other Comprehensive
         Income and represent the net gains or losses recognized in the income statement related to the structural hedge. If the amounts do not represent that, please clarify for us what they represent and how they were calculated and tell us why you believe this information is more relevant for investors as compared to the amount recognized in the income statement related to the structural hedge.
3. Please tell us and revise your proposed revised disclosure to clarify in which line item
         (e.g., interest and similar income or interest and similar expense) gross and net structural hedge contributions are recognized.
4. We note you disclose gross structural hedge contributions which represent the absolute interest income earned from the fixed receipts on the swaps in the structural hedge. Please explain to us how management uses this metric and why management believes this metric provides useful information for investors.
5.       We note the statement in your response that    these derivatives are
accounted for under
         IFRS 9 mandatorily at fair value through profit and loss.    We also
note the statement in
         your response that the net externalised position is captured within the cash flow hedge.
         Please clarify for us, which derivatives you are referring to as being accounted for as mandatorily at fair value through profit and loss and reconcile that statement with other statements in the response and proposed revised disclosure that appears to state that the structural hedge is accounted for as a cash flow hedge in other comprehensive income.
       Please contact Benjamin Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if
you have questions.



FirstName LastNameAnna Cross                                    Sincerely,
Comapany NameBarclays PLC
                                                                Division of
Corporation Finance
May 1, 2024 Page 2                                              Office of
Finance
FirstName LastName